Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 1 DATED NOVEMBER 10, 2015
TO THE PROSPECTUS DATED OCTOBER 16, 2015

This Supplement No. 1 supplements, and should be read in conjunction with, our prospectus dated October 16, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 1 is to disclose:

•	the status of our initial public offering; and

•	our determination of an estimated value per share and revised offering prices.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of November 9, 2015, we received and accepted subscriptions in our offering for 81.1 million shares, or $807.9 million, including 0.4 million shares, or $3.9 million, sold to NorthStar Realty Finance Corp. As of November 9, 2015, 84.7 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Determination of Estimated Value Per Share and Revised Offering Prices
Overview
On November 10, 2015, upon the recommendation of the audit committee, or the audit committee, of our board of directors, or the board, the board, including all of its independent directors, approved a revised offering price of $10.1672 per Class A share, or the Class A offering price, and $9.6068 per Class T share, or the Class T offering price, and, collectively with the Class A offering price, the revised offering prices, for shares sold in our offering. The revised offering prices will take effect on November 16, 2015. Accordingly, any subscriptions for Class A and Class T shares of common stock received and funded after November 15, 2015 will be purchased at the revised offering prices. In addition, effective November 16, 2015, shares sold pursuant to the DRP will be sold at $9.79 per Class A share and $9.25 per Class T share.
In connection with the establishment of the revised offering prices, on November 10, 2015, the board, including all of its independent directors, approved and established an estimated value per share of our Class A and Class T common stock of $9.05. The estimated value per share is based upon the estimated value of our assets less the estimated value of our liabilities as of September 30, 2015, or the valuation date, divided by the number of shares of our common stock outstanding as of the valuation date. The information used to generate the estimated value per share, including market information, investment and property-level data and other information provided by third parties, was the most recent information practically available as of the valuation date.

Estimated Value Per Share
The estimated value per share was calculated with the assistance of our external advisor, NSAM J-NSII Ltd, or the advisor, and Robert A. Stanger & Co., Inc., or Stanger, an experienced third-party independent valuation and consulting firm engaged by us to assist with the valuation of our assets and liabilities. The audit committee recommended and the board established the estimated value per share based upon the analyses and reports provided by the advisor and Stanger. The process for estimating the value of our assets and liabilities was performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs. We believe that the valuation was developed in a manner reasonably designed to ensure its reliability. Unless we are required to do so earlier, it is currently anticipated that our next estimated value per share will be based upon our assets and liabilities as of December 31,

2016 and that such value will be included in our 2016 Annual Report on Form 10-K. The engagement of Stanger was approved by the board, including all of its independent directors. Stanger has extensive experience in conducting asset valuations, including of commercial real estate, or CRE, debt, properties and real estate-related securities.
Process and Methodology
The board, including all of its independent directors, approved the estimated value per share upon the recommendation of the audit committee, which is responsible for the oversight of our valuation process. In arriving at its recommendation, the audit committee relied in part on valuation methodologies that the advisor, Stanger and the board believe are standard and acceptable in the real estate and non-traded real estate investment trust, or REIT, industries for the types of assets and liabilities held by us. On November 10, 2015, Stanger delivered to the audit committee its report regarding the valuation of our assets and liabilities, including our 15 CRE debt investments, or the CRE debt investments, two CRE property investments comprised of 24 individual properties, or the CRE properties, and two portfolios of real estate private equity funds interests, or the PE investments, as further described below.
Valuation of Commercial Real Estate Debt Investments
The estimated value of the CRE debt investments was established by performing a comparable market interest rate analysis for each investment. Stanger evaluated the estimated value for each CRE debt investment by applying a discounted cash flow, or DCF, analysis over the projected term of the investment, taking into account prepayment options available to each borrower. The cash flow estimates used in the DCF analysis were based on the investment’s contractual agreement and corresponding interest and principal cash flow. The expected cash flow was then discounted at an interest rate that Stanger estimated a current market participant would require for instruments with similar collateral and duration assuming an orderly market environment, taking into account, for example, remaining loan term, loan-to-value ratio, collateral type, debt service coverage, security position and other factors deemed relevant. In estimating the market interest rate for each CRE debt investment, Stanger reviewed the most recent third-party appraised value of the collateral underlying each CRE debt investment, as well as loan reserve balances held by us. Stanger observed that the value of the underlying collateral for all of the CRE debt investments exceeded the applicable loan balance outstanding as of the valuation date and all third-party appraisals were completed within 12 months of the valuation date. The range of discount rates used by Stanger to estimate the value of the CRE debt investments was approximately 4.2% to 6.2% and the weighted average discount rate was approximately 5.0%.
Valuation of Commercial Real Estate Properties
To estimate the value of the CRE properties, Stanger reviewed and utilized recently conducted third-party appraisal reports performed in accordance with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation. In reviewing the recent third-party appraisals for the purpose of determining each CRE property’s value, Stanger utilized all information that it deemed relevant, including information from the advisor and its own data sources, including a review of capitalization rates observed in the markets where the CRE properties are located, recent material leasing activity at the CRE properties and other factors. The third-party appraisals of the CRE properties primarily relied upon an income approach to value, utilizing a DCF method or a combined DCF and direct capitalization method, which Stanger believes are appropriate methodologies for valuing assets similar to those owned by us. Discount and capitalization rates were selected by the appraisers by taking into account, among other factors, prevailing discount and capitalization rates in the commercial property sector as deemed appropriate for each property. The range of discount rates used to estimate the value of the CRE properties was 6.3% to 7.2% and the weighted average discount rate was approximately 7.1%. The range of direct and terminal capitalization rates used to estimate the value of the CRE properties was 6.5% to 6.8% and the weighted average capitalization rate was approximately 6.6%. As applicable, Stanger adjusted the estimated property value for our allocable ownership interest in the CRE properties to account for the interests of any third-party investment partners, including contractual distribution waterfalls. Each property appraisal utilized in Stanger’s valuation report was certified by an appraiser with an MAI designation and licensed in the state in which the CRE properties were located.

Valuation of Private Equity Fund Limited Partnership Interests
To estimate the value of our PE investments, Stanger utilized the aggregate reported net asset value of the underlying fund interests as of June 30, 2015, the most recent quarterly financial information as reported by each of the underlying fund managers, or the PE investment NAV. The individual net asset values reported by each fund manager take into account the specific structures set forth in the governing documents for each fund.

Valuation of Commercial Real Estate Liabilities
Stanger estimated the fair value of our real estate-related liabilities by discounting the stream of expected interest and principal payments for each liability by an interest rate that Stanger estimated a current market participant would require for instruments with similar collateral and duration assuming an orderly market environment, taking into account factors such as remaining loan term, loan-to-value ratio, collateral type, debt service coverage, security position and other factors deemed relevant.
Cash, Other Assets and Other Liabilities
The fair value of our cash, other tangible assets and other liabilities was estimated by the advisor to approximate carrying value as of the valuation date.
Estimated Net Asset Value Per Share
Based on the above valuations and estimates and subject to the assumptions and limiting conditions contained in its report, Stanger estimated the net asset value per fully diluted common share outstanding of our company as of the valuation date to be $9.05 per share.
The table below sets forth the calculation of our estimated value per share as of the valuation date and revised offering prices ($ in thousands, except per share values):

	Estimated Value	Estimated Value per Share
CRE Debt Investments	$671,974	$8.69
CRE Properties	492,300	6.37
PE Investments	63,348	0.82
Cash and other assets	249,214	3.22
Total Liabilities and non-controlling interests	(776,823)	(10.05)
Total estimated value as of September 30, 2015	$700,013	$9.05

Shares outstanding (in thousands)	77,338

	Class A Shares	Class T Shares
Estimated net asset value per share	$9.05	$9.05
Estimated enterprise value	None assumed
Estimated offering costs and expenses	1.12	0.56
Revised Offering Prices (rounded to the nearest whole cent)	$10.17	$9.61
The estimated value per share and the revised offering prices approved by the audit committee and the board do not reflect our “enterprise value,” which may include a premium or discount for:

•	the large size of our portfolio, as some buyers may pay more for a portfolio compared to prices for individual investments;

•
the characteristics of our working capital, leverage, credit facilities and other financial structures where some buyers may ascribe different values based on synergies, cost savings or other attributes;

•	disposition and other expenses that would be necessary to realize the value;

•	the services being provided by personnel of the advisor under the advisory agreement and our potential ability to secure the services of a management team on a long-term basis; or

•	the potential difference in per share value if we were to list our shares of common stock on a national securities exchange.

On November 10, 2015, Stanger delivered its final valuation report to the audit committee. The audit committee was given an opportunity to confer with the advisor and Stanger regarding the methodologies and assumptions used therein and determined to recommend to the board the estimated value per share of our common stock.
The board is responsible for the establishment of the estimated value per share of our common stock. In arriving at its determination of the estimated value per share, the board considered all information provided in light of its own familiarity with our assets and unanimously approved the estimated value recommended by the audit committee.
In the aggregate, the estimated value of our CRE debt investments, CRE properties and PE investments of $1.2 billion represents an approximate 5.1% increase in value over our carrying value for such investments as of the valuation date.
Sensitivity Analysis
Changes to the key assumptions used to arrive at the revised offering prices, including the overall capitalization rate and discount rate used to value the CRE debt investments, CRE properties and PE investments would have a significant impact on the underlying value of our assets. The following chart presents the impact on our estimated net asset value per share resulting from a 5.0% adjustment to the discounts rates and capitalizations rates applied to estimate the value of the CRE debt investments and CRE properties, as well as a 5.0% change in the estimated aggregate value of the PE investments.

	Range of Value
	Low	Midpoint	High
Estimated Net Asset Value Per Share	$8.73	$9.05	$9.42
Weighted Average Discount Rate (CRE Debt Investments)	5.3%	5.0%	4.8%
Weighted Average Discount Rate (CRE Properties)	7.5%	7.1%	6.8%
Weighted Average Capitalization Rate (CRE Properties)	7.0%	6.6%	6.3%
Assumed Value of PE Investments	95%	100%	105%

Limitations and Risks
As with any valuation methodology, the methodologies used to determine our estimated value per share and revised offering prices are based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Further, different market participants using different assumptions and estimates could derive different estimated values. The differences between our offering prices and actual value per share will fluctuate depending on the actual value of our assets per share at any given point in time.
Although the board relied on estimated values of our assets and liabilities and estimates of offering costs and other expenses in establishing the revised offering prices, the revised offering prices may bear no relationship to our book or asset value. In addition, the revised offering prices may not represent the prices at which shares of our common stock would trade on a national securities exchange, the amount realized in a sale, merger or liquidation of our company or the amount a stockholder would realize in a private sale of shares. The audit committee and board considered an estimated value of our assets and liabilities as of a specific date and such value is expected to fluctuate over time in response to future events, including but not limited to, changes to commercial real estate values, changes in market interest rates for commercial real estate debt investments, changes in capitalization and discount rates, rental and growth rates, changes in laws or regulations impacting the commercial real estate industry, demographic changes, returns on competing investments, changes in administrative expenses and other costs, the amount of distributions on our common stock, repurchases of our common stock, changes in the number of shares of our common stock outstanding, the proceeds obtained for any common stock transactions, local and national economic factors and the factors specified in Part I, Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, as well as in our other filings with the SEC. There is no assurance that the methodologies used to establish the revised offering prices would be acceptable to FINRA or in compliance with Employee Retirement Income Security Act guidelines with respect to their reporting requirements.

Revised Offering Prices
Upon the advisor’s review of Stanger’s valuation report, and in light of other factors considered by the advisor, including the advisor’s extensive knowledge of our assets and liabilities, the advisor recommended to the audit committee that it recommend that the board adopt $10.1672 as the new Class A offering price and $9.6068 as the new Class T offering price, inclusive of offering costs and expenses. The audit committee was given an opportunity to confer with the advisor and Stanger regarding the methodologies and assumptions used and determined to recommend to the board the revised offering prices for the offering. In arriving at its determination of the revised offering prices, the board considered all information provided in light of its own familiarity with our assets and approved the revised offering prices recommended by the audit committee.
The board determined the revised offering prices by taking the $9.05 estimated value per share and adding the per share up-front selling commissions, dealer manager fees and estimated organization and offering expenses to be paid with respect to Class A and Class T shares, respectively, such that after the payment of such commissions, fees and expenses, the net proceeds to us will be the same for both Class A and Class T shares. The revised offering prices will take effect on November 16, 2015.
Distribution Reinvestment Plan
Pursuant to our DRP, effective November 10, 2015, distributions may be reinvested in shares of our common stock at a price of $9.79 per Class A share and $9.25 per Class T share, which is approximately 96.25% of the revised offering prices. Prior to the determination of the estimated value per share, the DRP offering price was $9.50 per Class A share and $9.10 per Class T share, which was 95% and approximately 96.25% of the most recent public offering prices for the Class A and Class T shares, respectively.

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